

10027160

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 14684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2009___ AND ENDING ___12/31/2009___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kashner Davidson Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 South Palm Avenue

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

| Sarasota | Florida | 34236 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melissa J Rothenbach   (941) 951-2626
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkland, Russ, Murphy & Tapp, P.A.

(Name – if individual, state last, first, middle name)

| 13577 Feather Sound Drive | Suite 400 | Clearwater, FL 33762 | |
| (Address) | (City) | (State) (Zip Code) | |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Melissa J Rothenbach___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Kashner Davidson Securities Corporation___ , as of ___December 31___ , 20 ___09___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Executive Officer
Title

_____
Notary Public

Notary Public State of Florida
Amanda Marclic
My Commission DD......
Expires 03/11/20..

This report ** contains (check all applicable boxes)
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KASHNER DAVIDSON SECURITIES CORPORATION

INDEX

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 10
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	11
Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5	12 - 13
Report of Independent Registered Public Accounting Firm on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	14 - 15



KIRKLAND, RUSS, MURPHY & TAPP

CERTIFIED PUBLIC ACCOUNTANTS

A Professional Association

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Kashner Davidson Securities Corporation:

We have audited the accompanying statement of financial condition Kashner Davidson Securities Corporation (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kashner Davidson Securities Corporation as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's ability to continue as a going concern is dependent upon the success of the Company in realizing profits from its trading account. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Kirkland, Russ, Murphy & Tapp PA

February 23, 2010
Clearwater, Florida

KASHNER DAVIDSON SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	7,834
Deposits with clearing agency		100,159
Accounts receivable:		
Clearing agency		12,996
Employee		4,700
Prepaid expenses		18,553
Marketable securities, at market value		489,400
Property and equipment, net		1,087
	$	634,729

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	60,435
Payable to clearing agency		111,835
Accrued commissions payable		7,843
Firm short security positions		54,528
Total liabilities		234,641
Stockholder's equity:		
Common stock - 9,000 shares of $2.50 par value authorized, issued and outstanding		22,500
Additional paid-in capital		1,803,436
Accumulated deficit		(1,425,848)
Total stockholder's equity		400,088
Total liabilities and stockholder's equity	$	634,729

See accompanying independent registered public accounting firm report and notes to the financial statements.

KASHNER DAVIDSON SECURITIES CORPORATION

Statement of Operations

For the Year Ended December 31, 2009

Revenue:		
Commissions	$	146,951
Realized and unrealized gains on sale of investments		355,390
Interest and dividends		1,598
Other income		34,414
		538,353
Expenses:		
Salaries, benefits and payroll taxes		189,814
Advertising		150
Insurance		12,928
Office and other		29,042
Professional fees		65,703
Regulatory expenses		14,403
Rent		30,258
Telephone and utilities		11,434
Benefit plan		5,798
Trading fees		90,728
Bad debts		6,021
Depreciation		644
Interest expense		12,094
		469,017
Net income	$	69,336

See accompanying independent registered public accounting firm report and notes to the
financial statements.

3

KASHNER DAVIDSON SECURITIES CORPORATION

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2009

		Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Stockholder's equity at January 1, 2009	$	22,500	1,855,713	(1,495,184)	383,029
Net income		-	-	69,336	69,336
Distributions		-	(52,277)	-	(52,277)
Stockholder's equity December 31, 2009	$	22,500	1,803,436	(1,425,848)	400,088

See accompanying independent registered public accounting firm report and notes to the financial statements.

4

KASHNER DAVIDSON SECURITIES CORPORATION

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities:		
Net income	$	69,336
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation		644
Bad debts		6,021
Changes in assets and liabilities:		
Deposits with clearing agency		2,153
Clearing agency accounts receivable		(1,821)
Employee accounts receivable		591
Prepaid expenses		7,727
Marketable securities, at market value		(54,844)
Accounts payable		50,212
Payable to clearing agency		(86,589)
Accrued commissions payable		3,714
Firm short security positions		54,528
Net cash provided by operating activities		51,672
Cash flows used in financing activities:		
Distributions to stockholder		(52,277)
Net decrease in cash and cash equivalents		(605)
Cash and cash equivalents at beginning of year		8,439
Cash and cash equivalents at end of year	$	7,834
Supplemental information:		
Cash paid during the year for interest	$	12,094

See accompanying independent registered public accounting firm report and notes to the financial statements.

KASHNER DAVIDSON SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2009

(1)   Nature of Business

Kashner Davidson Securities Corporation (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Florida in 1977 and is engaged primarily in the securities brokerage business with offices in Sarasota, Florida. The Company transacts business through corresponding brokers and does not handle any customer securities.

The Company has entered into agreements with registered representatives. The registered representatives are employees subject to supervision by the Company. The representatives receive a percentage of the gross dealer commissions paid to the Company on security based sales. The commission percentages paid to the registered representatives range from 40% to 50%.

(2)   Going Concern

Historically, income from commissions and other customer revenue sources were not sufficient to cover the operating overhead of the Company. The sole stockholder does not have the personal resources necessary to contribute additional capital to the Company. Management has taken steps to reduce its operating overhead costs and improve its revenues. The Company's ability to continue as a going concern is dependent upon the success of the Company in realizing profits from its trading account. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities should the company be unable to continue as a going concern.

(3)   Summary of Significant Accounting Policies

(a)   Revenue Recognition

The Company recognizes commissions revenues in the period which the commissions are earned and services are rendered.

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. During 2009, the Company received proceeds of approximately $44,600,000 for investment sales and had purchases of approximately $44,900,000.

(b)   Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows. The Company maintains its cash accounts at commercial institutions. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At times balances may exceed federally insured limits.

(3) Summary of Significant Accounting Policies - Continued

(c) Accounts Receivable

The accounts receivable from clearing agency represents commissions and trading profits earned which have not been received. Accounts receivable from employee represents advances made to an employee. The Company estimates the allowance for doubtful accounts based upon a review of the current status of existing receivables and management's estimate as to their collectability. No allowance for doubtful receivables was recorded at December 31, 2009 as management believes all receivables to be fully collectible.

(d) Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided for in amounts sufficient to relate the cost of assets to operations over estimated useful lives ranging from three to thirty-nine years principally on the straight-line and accelerated methods. Major renewals, betterments and replacements are capitalized. Maintenance and repairs are charged to expense as incurred.

(e) Income Taxes

Income taxes on net earnings are payable personally by the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code. Therefore, no provision or liability for income taxes has been included in the financial statements.

As of January 1, 2009, the Company adopted Accounting Standards Codification Topic 740, Income Taxes (ASC Topic 740). This Standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no impact on the Company's financial condition or results of operations as a result of the adoption of this Standard.

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(4) Deposits with Clearing Agency

As of December 31, 2009, the Company had cash deposits of $100,159 in various firm accounts with a clearing agency. These accounts were not insured by the FDIC.

(5)   Fair Value of Financial Instruments

As of January 1, 2008, the Company adopted the provisions of ASC 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1   Observable inputs such as quoted prices in active markets;

Level 2   Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3   Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company held $489,400 of marketable securities and $100,159 of deposits with clearing agency held in money market accounts of assets measured at fair value on a recurring basis as of December 31, 2009, all of which were considered Level 1 assets at the financial statement date. The Company also held $54,528 of firm short security positions as measured at fair value on a recurring basis as of December 31, 2009, which were considered Level 1 liabilities as of the financial statement date.

(6)   Property and Equipment, Net

A summary of property and equipment as of December 31, 2009 is as follows:

Furniture and equipment	$	41,533
Leasehold improvements		118,134
		159,667
Less accumulated depreciation		(158,580)
	$	1,087

Depreciation expense for the year ended December 31, 2009 was $644.

(7)   Distribution to Stockholder

During 2009, $52,277 was distributed to the sole stockholder. Since the Company does not have retained earnings, the distributions have been accounted for as a reduction of additional paid-in capital.

(8)   Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving off-balance-sheet financial instruments. These financial instruments include options and short sales (securities sold, not yet purchased). These financial instruments are used to conduct trading activities and manage market risks and are therefore subject to varying degrees of market and credit risk.

8

(8) Financial Instruments with Off-Balance-Sheet Risk - Continued

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company controls such risks by establishing limits and monitoring procedures.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2009, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2009.

(9) Operating Lease

The Company leases commercial property for its facilities. The lease requires monthly payments of approximately $2,300 per month. This operating lease expires in October, 2011 with a three year renewal option. Future payments under this operating lease are approximately $28,000 and $21,000 in 2010 and 2011, respectively. Rent expense was $30,258 for the year ended December 31, 2009.

(10) Retirement Plan

The Company has established a qualified deferred compensation plan covering substantially all employees. The plan provides for the Company to match fifty percent of the employee's contribution up to a maximum of four percent of gross wages. Contributions vest ratably over a six year period. Plan expense was $5,798 for the year ended December 31, 2009. The plan was terminated effective December 31, 2009.

(11) Indemnifications

In the normal course of business, the Company indemnifies and guarantees the clearing agent and financial operations and compliance management consultant against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(12) Commitments and Contingencies

The Company is involved in a legal matter that arose during the ordinary course of business. Management is of the opinion that the ultimate resolution of this matter will not have a detrimental impact on the Company's financial position or results of operations.

(13)   Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. At December 31, 2009, the Company had net capital of $238,904 which exceeded the capital requirement of $100,000 by $138,904. The Company's ratio of aggregate indebtedness to net capital was .75 to 1 at December 31, 2009.

(14)   Exemption Under Section (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

(15)   Subsequent Events

In accordance with Accounting Standards Codification 855 *Subsequent Events,* the Company has evaluated events occurring after the balance sheet date through February 23, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULE

KASHNER DAVIDSON SECURITIES CORPORATION

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2009

Net capital:		
Stockholder's equity	$	400,088
Deductions for non-allowable assets:		
Prepaid expenses		18,553
Employee receivable		4,700
Property and equipment, net		1,087
Unsecured debit charges		2,251
Net capital before haircuts on securities positions (tentative net capital)		373,497
Haircuts on securities:		
Trading and investment securities		73,410
Undue concentrations		59,180
Money market funds		2,003
		134,593
Net capital	$	238,904

Aggregate indebtedness:			
Items included in statement of financial condition:			
Accounts payable	$	60,435	
Payable to clearing agency		111,835	
Accrued commissions payable		7,843	
Total aggregated indebtedness	$	180,113	
Ratio: Aggregate indebtedness to net capital			.75 to 1
Minimum net capital requirement		$	100,000

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009) is not presented as there are no material differences.



KIRKLAND, RUSS, MURPHY&TAPP

CERTIFIED PUBLIC ACCOUNTANTS



A Professional Association

Report of Independent Registered Public Accounting
Firm on Internal Control Required
By SEC Rule 17a-5

To the Stockholder of
Kashner Davidson Securities Corporation:

In planning and performing our audit of the financial statements and supplementary schedule of Kashner Davidson Securities Corporation, (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplementary schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practice and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder and management of Kashner Davidson Securities Corporation, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirkland, Russ, Murphy & Tapp PA

February 23, 2010
Clearwater, Florida



KIRKLAND, RUSS, MURPHY & TAPP

CERTIFIED PUBLIC ACCOUNTANTS

A Professional Association



Report of Independent Registered Public Accounting Firm on Applying Agreed –Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder of Kashner Davidson Securities Corporation
77 South Palm Avenue
Sarasota, Florida 34236

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year Ended December 31, 2009, which were agreed to by Kashner Davidson Securities Corporation (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences with the exception of revenues reported on the SIPC-7T are for the period from April 1, 2009 through December 31, 2009;

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ▪ Tel - 727.572.1400 – 813.879.1400 ▪ Fax - 727.571.1933 ▪ www.KRMTCPA.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kirkland, Russ, Murphy & Tapp PA

February 23, 2010

Kashner Davidson Securities Corporation
Financial Statements
and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2009
(With Independent Registered Public Accounting Firm Report Thereon)